UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Ossen Innovation Co., Ltd.

(Name of the Issuer)

Ossen Innovation Co., Ltd.

New Ossen Group Limited

New Ossen Innovation Limited

Acme Innovation Limited

Pujiang International Group Limited

Elegant Kindness Limited

Dr. Liang Tang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G67908106

(CUSIP Number)

Ossen Innovation Co., Ltd.	Dr. Liang Tang
c/o Wei Hua	New Ossen Group Limited
518 Shangcheng Road, Floor 17	New Ossen Innovation Limited
Pudong District, Shanghai, 200120	Acme Innovation Limited
People’s Republic of China	Pujiang International Group Limited
Telephone: +86 (21) 6888-888	Elegant Kindness Limited
16/F, No. 518, Shangcheng Road
Pudong District, Shanghai
People’s Republic of China
Telephone: +86 (21) 6888-888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
DLA Piper (UK) LLP	Wilson Sonsini Goodrich & Rosati
20th Floor South Tower Beijing Kerry Center	Jin Mao Tower 38F, Unit 03-04
No.1 Guanghua Road, Chaoyang District	88 Century Boulevard
Beijing 100020, PRC	No. 2 Jianguomenwai Avenue
Attention: James Chang, Esq.; Yang Ge, Esq.	Pudong, Shanghai, 200121, China
Facsimile: +86 10 8520 0700	Attention: Dan Ouyang, Esq.; Jie Zhu, Esq.
Facsimile: +86 21 6165 1799

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
US$11,459,887	US$1,250.27

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$1.70 for 6,741,110 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Table of Contents

INTRODUCTION

This amendment no. 3 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ossen Innovation Co., Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered ordinary shares, par value of US$$0.01 per share (each, a “Share” and collectively, the “Shares”); (b) New Ossen Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) New Ossen Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of the Parent (“Merger Sub”); (d) Acme Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands ; (e) Pujiang International Group Limited, a company with limited liability incorporated under the laws of the Cayman Islands; (f) Elegant Kindness Limited, a company with limited liability incorporated under the laws of the British Virgin Islands; and (g) Dr. Liang Tang, the chairman of the board of directors of the Company (“Dr. Tang”).

On December 17, 2020, the Parent, the Merger Sub and the Company entered into an agreement and plan of merger, as amended on June 16, 2021 (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly-owned subsidiary of the Parent.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), except as described below, (i) each Share (other than Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$1.70 per Share in cash and without interest and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 (the “Deposit Agreement”) by and among the Company, the Bank of New York Mellon (the “ADS depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder). The following Shares of the Company will not be converted into the right to receive the consideration described in the immediately preceding sentence: (a) Shares (including ADSs corresponding to such Shares) beneficially owned by the Rollover Shareholder (the “Rollover Shares”); (b) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”); and (c) Shares (if any) owned by the Company or any direct or indirect wholly-owned subsidiaries of the Company (or held in the Company’s treasury) and Shares held by the Parent or any of its subsidiaries ((a), (b) and (c) collectively, the “Excluded Shares”). Each Excluded Share (excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, will be cancelled and will cease to exist, and no merger consideration will be delivered with respect thereto. Each Dissenting Share will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the authorization and approval by an affirmative vote of holders of Shares representing at least a majority of the of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders, which will be convened to consider the authorization and approval of the Merger Agreement, articles of merger and a plan of merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

The Company will make available to its shareholders a proxy statement (the “proxy statement”, a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger. A copy of the Merger Agreement, together with the Plan of Merger substantially in the form attached as Appendix 1 to the Merger Agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1   Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information

(a)           Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet - The Parties Involved in the Merger”

(b)           Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting - Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting - Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)          Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares and ADSs, Dividends and Other Matters - Market Price of the Shares and the ADSs”

(d)           Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares and ADSs, Dividends and Other Matters - Dividend Policy”

(e)           Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and the ADSs - Prior Public Offerings”

(f)            Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and the ADSs”

•	“Special Factors - Related Party Transactions”

Item 3   Identity and Background of Filing Persons

(a)	Name and Address. Ossen Innovation Co., Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - The Parties Involved in the Merger”

•	“Annex D - Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - The Parties Involved in the Merger”

•	“Annex D - Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - The Parties Involved in the Merger”

•	“Annex D - Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction

(a)-(1) Material Terms – Tender Offers. Not applicable.

(a)-(2) Material Terms – Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting - Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors - Appraisal Rights”

•	“Appraisal Rights”

•	“Annex C - BVI Business Companies Act, 2004 - Section 179”

(e)	Provisions for unaffiliated shareholders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Special Factors - Related Party Transactions”

•	“Transactions in the Shares and the ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Purpose of and Reasons for the Merger”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Background of the Merger”

•	“Special Factors - Plans for the Company after the Merger”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	“Summary Term Sheet - Support Agreement”

•	“Summary Term Sheet - Equity Commitment Letter”

•	“Summary Term Sheet - Financing of the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Plans for the Company after the Merger”

•	“Special Factors - Financing”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Special Factors - Voting by the Rollover Shareholder at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and the ADSs”

•	“Annex A - Agreement and Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Purpose of and Reasons for the Merger”

•	“Special Factors - Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - The Merger”

•	“Summary Term Sheet - Purposes and Effects of the Merger”

•	“Summary Term Sheet - Plans for the Company after the Merger”

•	“Summary Term Sheet - Financing of the Merger”

•	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors -Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Purpose of and Reasons for the Merger”

•	“Special Factors - Effect of the Merger on the Company”

•	“Special Factors - Plans for the Company after the Merger”

•	“Special Factors - Financing”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Purposes and Effects of the Merger”

•	“Summary Term Sheet - Plans for the Company after the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors - Purpose of and Reasons for the Merger”

•	“Special Factors - Alternatives to the Merger”

•	“Special Factors - Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Purposes and Effects of the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors - Purpose of and Reasons for the Merger”

•	“Special Factors - Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Purposes and Effects of the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Effect of the Merger on the Company”

•	“Special Factors - Plans for the Company after the Merger”

•	“Special Factors - Effects on the Company if the Merger is not Completed”

•	“Special Factors - Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Special Factors - Material U.S. Federal Income Tax Consequences”

•	“Special Factors - Material PRC Income Tax Consequences”

•	“Special Factors - Material British Virgin Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

Item 8   Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet - Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet - Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Annex B - Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting - Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

•	“Special Factors - Background of the Merger”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9   Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors - Background of the Merger”

•	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B - Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors - Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B - Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10   Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Financing of the Merger”

•	“Special Factors - Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A - Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Financing of the Merger”

•	“Special Factors - Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet - Fees and Expenses”

•	“Special Factors - Fees and Expenses”

•	“The Merger Agreement and Plan of Merger - Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet - Financing of the Merger”

•	“Special Factors - Financing”

•	“The Merger Agreement and Plan of Merger - Financing”

Item 11   Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and the ADSs”

Item 12   The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Summary Term Sheet - Support Agreement”

•	“Special Factors - Support Agreement”

•	“Special Factors - Voting by the Rollover Shareholder at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting - Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet - Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet - Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors - Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors - Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting - Our Board’s Recommendation”

Item 13   Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2019, filed on May 18, 2020 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six months ended June 30, 2020 are incorporated herein by reference to press release included as exhibits to the Form 6-K furnished by the Company to the SEC on August 27, 2020. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet - The Parties Involved in the Merger”

•	“Special Factors - Interests of Certain Persons in the Merger”

•	“Annex D - Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information

(a)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits

(a)-(1)	Proxy Statement of the Company, dated August 5, 2021.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated August 27, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Security and Exchange Commission on August 27, 2020.

(a)-(5)	Press Release issued by the Company, dated September 16, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2020.

(a)-(6)	Press Release issued by the Company, dated September 22, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 22, 2020.

(a)-(7)	Press Release issued by the Company, dated October 2, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 2, 2020.

(a)-(8)	Press Release issued by the Company, dated December 17, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 17, 2020.

(a)-(9)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the Security and Exchange Commission on May 18, 2020.

(a)-(10)	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company filed with the SEC on May 17, 2021.

(a)-(11)	Press Release issued by the Company, dated June 16, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 16, 2021.

(a)-(12)	Press Release issued by the Company, dated April 14, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.

(a)-(14)	Letter Regarding Change in Accountants for Form 6-K, dated April 14 , 2021, incorporated herein by reference to Exhibit 16.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.

(b)	Not Applicable.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 17, 2020, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Independent Committee of the board of directors of the Company, dated December 17, 2020.

(c)-(3)	Preliminary discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Independent Committee of the board of directors of the Company, dated November 17, 2020.

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Equity Commitment Letter, dated as of December 17, 2020, by Pujiang International Group limited in favor of the Parent, incorporated herein by reference to Annex G of the proxy statement.

(d)-(3)	Support Agreement, dated as of December 17, 2020, by and among Pujiang International Group Limited and the Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(4)	Amendment to Agreement and Plan of Merger, dated as of June 16, 2021 by and among the Company, Parent and Merger Sub incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished by the Company to the SEC on June 16, 2021.

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

Ossen Innovation Co., Ltd.

By:	/s/ Wei Hua
Name:	Wei Hua
Title:	Chief Executive Officer and Chief Financial Officer

Pujiang International Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Liang Tang

By:	/s/ Liang Tang
Name:	Liang Tang

New Ossen Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]

New Ossen Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Acme Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Elegant Kindness Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]